Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at June 30, 2010 and our results of operations comparing the three and six months ended June 30, 2010 with the three and six months ended June 30, 2009. You should read this section in conjunction with the unaudited interim condensed consolidated financial statements including the related notes to those financial statements included elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Important Measures for Analyzing Results of Operations Following the Vessel Acquisition

We believe that the important non-GAAP measures and definitions for analyzing our results of operations consist of the following:

•
Ownership days.  Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•
Available days.  Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

•
Operating days.  Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization.  Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

•
Time charter.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•
TCE.  Time charter equivalent, or TCE, rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our Operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

Revenues

Our revenues were driven primarily by the number of vessels we operated, the number of operating days during which our vessels generated revenues, and the amount of daily charter hire that our vessels earned under charters. These, in turn, were affected by a number of factors, including the following:

•	The nature and duration of our charters;

•	The amount of time that we spent repositioning our vessels;

•	The amount of time that our vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel's dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. Our vessels were chartered on period time charters during the year ended December 31, 2008. One of our vessels operated in the spot market during the year ended December 31, 2009.

A standard maritime industry performance measure is the TCE. TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rates for 2009 and 2008 were $32,909 and $49,944, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. The estimated salvage value is $270 per lightweight ton. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer's needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years. This change reduced depreciation expense by approximately $8 million for the year ended December 31, 2009.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.

Principal Factors Affecting Our Business

The principal factors that affected our financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which were incurred in both dollars and other currencies, primarily Euros;

•
Depreciation expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the market value of our vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels and are not included in financial statements prepared under U.S. GAAP.

	Three Months Ended	Six Months Ended	Year Ended
	June 30, 2010	June 30, 2010	December 31, 2009
Fleet Data:
Average number of vessels(1)	15.1	13.0	7.9
Ownership days(2)	1,370	2,360	2,895
Available days(3)	1,273	2,258	2,638
Operating days(4)	1,266	2,247	2,614
Fleet utilization(5)	92.4%	95.2%	90.3%
Fleet utilization excluding drydocking off hire days(6)	99.5%	99.5%	99.1%

Average Daily Results:
Vessel TCE rate(7)	17,276	17,729	32,909
Vessel operating expenses(8)	5,457	5,123	5,603
Management fees(9)	457	521	592
Total vessel operating expenses(10)	5,914	5,644	6,195

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended June 30, 2010, the Company incurred 97 off hire days for vessel scheduled drydocking. During the six months ended June 30, 2010, the Company incurred 102 off hire days for vessel scheduled drydocking. During the year ended December 31, 2009, we incurred 257 off-hire days for scheduled vessel drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

	Three Months	Six Months
(In thousand of U.S. dollars, except	Ended	Ended	Year Ended
operating day amounts)	June 30, 2010	June 30, 2010	December 31, 2009

Net revenue from vessels	$22,612	$40,821	$87,897
Voyage expenses	(530)	(535)	(753)
Voyage expenses – related party	(211)	(449)	(1,119)
Net operating revenues	$21,871	$39,837	$86,025
Operating days	1,266	2,247	2,614
Time charter equivalent rate	$17,276	$17,729	$32,909

(8)
Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods.

	Three Months	Six Months
(In thousand of U.S. dollars, except	Ended	Ended	Year Ended
ownership day amounts)	June 30, 2010	June 30, 2010	December 31, 2009

Operating expenses	$7,476	$12,090	$16,222
Ownership days	1,370	2,360	2,895
Daily vessel operating expenses	$5,457	$5,123	$5,603

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Three and six months ended June 30, 2010, as compared to three and six months ended June 30, 2009

Vessel Revenue — Related Party, Net — Vessel revenue, related party, during the three months ended June 30, 2010 decreased by $11,683,359, or 52%, to $10,949,785 from $22,633,144, before address commissions of $373,028 and $565,829 for the three months ended June 30, 2010 and 2009, respectively. Vessel revenue, related party, during the six months ended June 30, 2010 decreased by $25,479,989, or 51%, to $24,068,032 from $49,548,022, before address commissions of $826,658 and $1,238,695 for the six months ended June 30, 2010 and 2009, respectively. The decrease in net vessel revenue — related party is a result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively, as well as the significantly lower employment rates in 2010.

Vessel Revenue, Net - Vessel revenue, net for the three months ended June 30, 2010 was $12,414,316 before address commissions of $379,596. Vessel revenue, net for the six months ended June 30, 2010 was $18,138,402 before address commissions of $559,088. There was no such revenue in 2009. Vessel revenue from unrelated third parties is the result of the chartering of the Davakis G., Delos Ranger, African Oryx and the African Zebra to unrelated third parties commencing on September 6, 2009, October 1, 2009, July 17, 2009 and July 20, 2009, respectively, as well as due to revenues from the MCS fleet for the three months ended June 30, 2010.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, increased by $238,818, or 82%, to $530,887 from $292,069 during the three months ended June 30, 2010 as compared to the same period in 2009. Direct voyage expense increased by $97,893, or 22%, to $535,513 from $437,620 during the six months ended June 30, 2010 as compared to the same period in 2009. The increase in direct voyage expenses is principally due to an increase in operating days, the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010.

Vessel Operating Expenses — For the three months ended June 30, 2010, our vessel operating expenses increased by $4,466,664, or 148%, to $7,476,744, or an average of $5,457 per ship per day  compared to an average of $5,513 per ship per day for the three months ended June 30, 2009. For the six months ended June 30, 2010, our vessel operating expenses increased by $6,269,115, or 108%, to $12,090,193 or an average of $5,123 per ship per day compared to an average of $5,360 per ship per day for the six months ended June 30, 2009. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses is attributable to the increase in ownership days due to an average of 15.1 and 13.0 vessels for the three and six months ended June 30, 2010, respectively, as compared to an average of 6.0 vessels for the three and six months ended June 30, 2009, resulting from the consolidation of BET's operations commencing on August 13, 2009 and the consolidation of MCS's operations commencing on May 21, 2010.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services. Voyage expenses, related party, decreased by $71,895, or 25%, to $211,019 from $282,914 in the three month period ended June 30, 2010 and 2009, respectively. Voyage expenses, related party, decreased by $169,986, or 27%, to $449,361 from $619,348 in the six month period ended June 30, 2010 and 2009, respectively. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue; therefore, their decrease is related to the decrease in related revenues.

Management Fees — Management fees relate to the management agreement for the provision of technical management services for the MCS fleet. Management fees for the three and six months ended June 30, 2010 amounted to $57,812. There were no such fees in 2009.

Management Fees — Related Party — For the three months ended June 30, 2010, management fees charged by EST, which is a related party, increased by $252,652, or 80%, to $567,373 from $314,721 in the same period in 2009. For the six months ended June 30, 2010, management fees increased by $553,907, or 90%, to $1,170,557 from $616,650 in the same period in 2009. The increase was due to the same reasons described above. Management fees – related party primarily relate to the management agreement we have with EST for the provision of technical management services for the Seanergy and BET fleets. The fixed daily fee per vessel was Euro 436 in 2010 and Euro 425 in 2009.

General and Administration Expenses — General and administrative expenses increased by $268,417, or 17%, to $1,885,369 for the three months ended June 30, 2010, compared to $1,616,953 for the same period in 2009. General and administrative expenses decreased by $185,785, or 7%, to $2,621,966 for the six months ended June 30, 2010, compared to $2,807,751 for the same period in 2009. Our general and administration expenses primarily include auditing and accounting fees, legal services and salaries, BOD remuneration and other compensation. The increase for the three months ended June 30, 2010 is primarily related to the acquisition of MCS. The decrease for the six months ended June 30, 2010 is primarily related to increased consulting fees in 2009.

General and Administration Expenses — Related Party — Related party general and administrative expenses increased by $16,856, or 11%, to $166,581 for the three months ended June 30, 2010, compared to $149,725 for the same period in 2009. Related party general and administrative expenses decreased by $6,241, or 2%, to $348,392 for the six months ended June 30, 2010, compared to $354,633 for the same period in 2009. Our related party general and administration expenses are primarily comprised of office rental fees. The increase/decrease is primarily related to exchange rate variations.

Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel. Up to June 30, 2009, we estimated the useful lives of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on her 26th anniversary, and based on the projected necessary dry docking costs and understanding of the charterer's needs that it will complete the next dry-docking and be able to charter the vessel up to her 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009 we changed the estimated useful life of our fleet to 30 years. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on market factors and specific facts and circumstances applicable to each vessel.

Depreciation expense decreased by $809,084, or 10%, to $6,949,207 for the three months ended June 30, 2010, compared to $7,758,291 for the same period in 2009. Depreciation expense decreased by $2,513,681, or 16%, to $12,916,659 for the six months ended June 30, 2010, compared to $15,430,340 for the same period in 2009. The decrease is due to the change in the estimated useful life of our fleet from 25 years to 30 years, effective July 1, 2009.

Interest and Finance Costs — Interest and finance costs increased by $1,802,114, or 133%, to $3,156,395 for the three months ended June 30, 2010, compared to $1,354,281 for the same period in 2009. Interest and finance costs increased by $2,593,197, or 92%, to $5,411,864 for the six months ended June 30, 2010, compared to $2,818,667 for the same period in 2009.The significant increase in interest and finance costs is attributable to our revolving credit and term facilities, which we obtained in order to fund our business combination and vessel purchase and for working capital purposes, the loan facility obtained through the BET acquisition and the increased spreads are a result of the waivers obtained under the BET supplemental agreement and the loan facilities obtained through the MCS acquisition. More specifically (i) interest expense related to the revolving credit facility amounted to $553,060 and $1,059,017 for the three and six months ended June 30, 2010, respectively, and $369,000 and $763,000 for the three and six months ended June 30, 2009, respectively, (ii) interest expense related to the term facility amounted to $1,049,595 and $2,004,520 for the three and six months ended June 30, 2010, respectively, and $818,000 and $1,684,000 for the three and six months ended June 30, 2009, respectively, (iii) interest expense related to the Citibank loan facility amounted to $675,448 and $1,324,734 for the three and six months ended June 30, 2010, respectively, (vi) interest expense related to the DVB loan facility amounted to $192,804 for the period from May 21, 2010 to June 30, 2010, (vii) interest expense related to the HSBC loan facility amounted to $156,380 for the period from May 21, 2010 to June 30, 2010, and (viii) interest expense related to the UOB loan facility amounted to $163,809 for the period from May 21, 2010 to June 30, 2010. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.

Interest and Finance Costs — Shareholders — Shareholders interest and finance costs for the three and six months ended June 30, 2009 amounted to $172,466 and $311,503, respectively. There is no such cost in 2010. This cost is for interest paid on a convertible secured promissory note, in the principal amount of $28,250,000, to a shareholder in connection with our August 2008 business combination. On August 19, 2009, we amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of our stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, after which any conversion rights would be forfeited. The holders of the note accepted the amendment and have converted the principal amount of the note and all accrued but unpaid fees and interest due, totaling $1,352,000, into 6,585,868 Seanergy newly issued shares of common stock.

Interest Income — Interest income increased by $30,655, or 26%, to $146,889 for the three months ended June 30, 2010, compared to $116,235 for the same period in 2009. Interest income increased by $25,168, or 10%, to $280,732 for the six months ended June 30, 2010, compared to $255,564 for the same period in 2009.The increase in interest income is a result of the increase of our levels of cash.

Loss on financial instruments — Loss on financial instruments for the three and six months ended June 30, 2010 amounted to $1,467,859 and $2,760,771, respectively, and is attributable to the loss on the interest rate swaps under BET and MCS. The Company had no financial instruments in 2009.

Income taxes — Income taxes for the three and six months ended June 30, 2010 amounted to $31,000 and relate to MCS. There were no taxes in 2009.
B.  Liquidity and Capital Resources

Our principal source of funds is our operating cash flows, and our revolving credit and term facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet, close our business combination, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments on our outstanding loan facilities.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow to meet our liquidity requirements going forward.

We are currently able to meet our working capital needs and debt obligations. The decline in charter rates should not affect our revenue as we have the charters locked in for 11 to 13 and 22 to 26 month periods including the BET and MCS vessels, with our longest charter expiring in February 2014. Time charters cover 93% of 2010 ownership days and 59% of 2011 ownership days. For the calculation of contract coverage, we are using the latest expiration date of our vessels' time charters. In addition, we have not reflected the effect of any future vessel acquisitions. As a result, our actual vessel revenues may differ from anticipated amounts.

We will make use of our cash flows not committed to the repayment of the term loan and revolving facility mentioned above to meet our financial obligations. Accordingly, unless we are able to raise additional capital in other ways, such as through a rights offering or private placement or if our warrants are exercised, our ability to pursue acquisition opportunities will be limited by the proceeds of the equity offering we completed in February 2010. We cannot provide assurances that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is not likely considering current market prices.

Furthermore, our revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this covenant through January 3, 2012.

Under the BET loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET's business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries' ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries may at the request of the lender prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (see "Credit Facilities" below for further details).

We intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures, enhancing our customer base, obtaining required financing (debt or equity or a combination of both), and obtaining favorable terms in all cases.

In February 2009, our vessel African Zebra entered its scheduled dry-docking, which was completed on July 20, 2009. The delay was due to labor strikes in the repairing yard and other unforeseen events. The cost for this dry-dock was $3.2 million. On May 17, 2009, our vessel Hamburg Max commenced its scheduled dry-docking, which was completed on June 23, 2009 at a cost of $1.1 million. The BET Scouter's scheduled drydocking, which commenced on March 26, 2010, was completed on May 17, 2010. The total cost of the BET Scouter's drydocking amounted to $1.5 million. On May 14, 2010, the BET Prince commenced its scheduled drydocking, which was completed on June 28, 2010. The cost of the BET Prince's drydocking amounted to $1.0 million. BET Commander commenced its scheduled dry-docking in August 2009, which was completed in October 2009 at a cost of $2.7 million.

Two or our vessels are scheduled for dry-docking in 2010, namely the BET Fighter and the Clipper Grace in September and October 2010, respectively. The dry-docking costs related to 2010 and 2011 are estimated to be $2.1 million and $8.15 million, respectively.  We plan to pay these costs with cash from operations.

Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, dry-docking costs of three vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.

Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments and dry-docking costs. As of June 30, 2010, we had outstanding borrowings of $174,095,000 due to Marfin. We have drawn down $54,845,000 of our revolving credit facility. On August 28, 2010, the revolving facility was reduced to $60,000,000. This reduction will be followed by four consecutive annual reductions of $12,000,000 and any outstanding balance will be fully repaid together with the balloon payment of the term loan. In the first six months of 2010, we made principal repayments on our Marfin term facility amounting to $10,500,000.

BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of June 30, 2010 was $108,843,000. The loan is repayable in semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due on maturity on June 30, 2015 in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. Following BET's supplemental agreement dated September 30, 2009 and prepayment of $20 million the semi-annual installments of principal and the balloon payment amounted to $7,128,158 and $37,563,000, respectively.

MCS financed the acquisition of its vessels with the proceeds from three loan facilities with DVB, HSBC and UOB. The loan facility with DVB, as agent, comprised four loans and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.9 million each, the next four principal installments will be equal to an aggregate of $2.5 million each, the next four principal installments will be equal to an aggregate of $2.3 million each and the final twenty principal installments equal to an aggregate of $2.1 million each, with balloon payments equal to an aggregate of $24.3 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments are due until the second quarter of 2011, at which point $6.2 million will be paid. The next eight quarterly installments of principal will be equal to an aggregate of $2.1 million each, the next seven will be equal to an aggregate amount of $1.6 million each, the next quarterly installment will be equal to $1.6 million along with balloon payments equal to an aggregate of $12.2 million, and the final quarterly installment will be equal to $0.5 million and a balloon payment amount of $6.1 million. The applicable margin before the supplemental agreement was USD LIBOR plus 1.10% per annum on the senior loan and USD LIBOR plus 2.85% per annum on the junior loan. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.

The second loan facility with HSBC, as agent, comprised two loans and was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. The loans were originally repayable in thirty two quarterly installments out of which the first sixteen principal installments will be equal to an aggregate of $2.6 million each, the seventeenth through the thirty-second principal installments will be equal to an aggregate of $1.2 million each, with the balloon payments equal to an aggregate of $5.3 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan repayment period has been shortened to fourteen quarterly installments. Nine of the remaining fourteen quarterly installments of principal will be equal to an aggregate of $2.6 million each, the final five quarterly installments of principal will be equal to an aggregate of $1.2 million each, with balloon payments equal to an aggregate of $11.1 million due concurrently with the final principal installment. The applicable margin to the later of July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is breach of the compliance of the security requirement or there is an event of default under the loan agreement.

The third loan facility with UOB comprised three loans used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.3 million each, the next four principal installments will be equal an aggregate of $2.1 million each, the next four principal installments will be equal to an aggregate of $1.9 million each and the final twenty principal installments equal to an aggregate of $1.7 million each, with balloon payments equal to an aggregate of $14.9 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 24, 2010, $10.0 million was converted into subordinated debt, $13.1 million was prepaid from the original loans, and the remaining loan amounts are repayable in twenty five quarterly installments, out of which one quarterly installment of principal amounting to $0.2 million, twenty two quarterly installments of principal amounting to an aggregate of $0.7 million each, one quarterly installment of principal amounting to an aggregate of $0.9 million concurrently with balloon payments amounting to an aggregate of $11.1 million, and a final quarterly installment of principal amounting to $0.2 million concurrently with a balloon payment of $5.7 million. The applicable margin prior to the voluntary prepayment was USD LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan.

In the following 12 months ending June 30, 2011, we have principal repayments due of $14,850,000 and $14,256,317, $6,243,739, $10,422,360 and $2,812,500 on the Marfin, BET, DVB, HSBC and UOB loans, respectively.

As of June 30, 2010, we had available cash reserves of $81,094,312, which is shown as cash and cash equivalents. These amounts are not restricted.

Between January 1, 2008 and July 2008, we paid dividends amounting to $4,254,000 to our public shareholders. We currently have suspended the payment of dividends pursuant to the waiver received from Marfin  and dividends will not be declared without the prior written consent of Marfin.

On January 28, 2010, we priced a public offering of 20,833,333 shares of common stock. We have granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of our major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The net proceeds were approximately $28 million. On March 19, 2010 the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of our common stock, which resulted in additional net proceeds to us of approximately $2.1 million. We plan to use the proceeds from offering to acquire one or more vessels. If we are unable to identify suitable vessels for acquisition or if we identify suitable vessels but are unable to acquire them for any reason, we may continue to search for suitable vessels or use some or all of the proceeds for other general corporate purposes.

Derivatives

Interest swap agreements: Through the BET and MCS acquisitions, we have seven interest swap agreements as of June 30, 2010.  The agreements have the following characteristics: (i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000,000. Under the provisions of the agreement the company pays a fixed rate of 4.84% and receives the six month USD LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000,000. Under the provisions of the agreement the company pays a fixed rate of 3.13% and receives the six month USD LIBOR semiannually, (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000,000. Under the provisions of the agreement the company pays a fixed rate of 2.96% on a semiannual basis and receives the three month USD LIBOR quarterly, (iv) From October 26, 2007 for a period of three years through October 24, 2010, for a total notional principal amount of $24,192,000. Under the provisions of the agreement the company pays a fixed rate of 4.68% and receives the three month USD LIBOR quarterly, (v) From October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927,000. Under the provisions of the agreement the company pays a fixed rate of 4.80% and receives the three month USD LIBOR quarterly, (vi) From January 18, 2008 for a period of three years through January 17, 2011, for a total notional principal amount of $24,927,000. Under the provisions of the agreement the company pays a fixed rate of 3.2925% and receives the three month USD LIBOR quarterly, and (vii) From June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775,400. Under the provisions of the agreement the company pays a fixed rate of 3.96% and receives the three month USD LIBOR quarterly. As of June 30, 2010, the market value of the interest swaps was a liability of $10.6 million.

Cash Flows

Six months ended June 30, 2010, as compared to six months ended June 30, 2009

Operating Activities:  Net cash from operating activities totaled $16,389,000 for the six months ended June 30, 2010, compared to $34,500,000 for the six months ended June 30, 2010. This decrease is due to the fact that (i) we had lower charter rates and higher operating expenses for the six month period ended June 30, 2010 as compared to the same period in 2009, (ii) we had increased interest expense of approximately $2,000,000 in 2010 due to additional loans resulting from the business acquisitions of BET and MCS and (iii) incurred loss on financial instruments in 2010, whereas we did not have financial instruments in 2009.

Investing Activities:  Net cash provided by investing activities totaled $17,882,000 for the six months ended June 30, 2010, compared to net cash used in investing activities of $21,000 for the six months ended June 30, 2009. This is primarily a result of the cash assumed as part of the acquisition of MCS in 2010.

Financing Activities:  Net cash used in financing activities totaled $26,980,000 for the six months ended June 30, 2010, as compared to net cash used in financing activities of $15,00,000 for the six months ended June 30, 2009. The increase is mainly due to the increased repayment of long-term debt due to additional loans from MCS and BET offset by the proceeds from the issuance of our common stock of $28,526,000.

Credit Facilities

Marfin Revolving Credit Facility

As of June 30, 2010, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the business combination and working capital purposes.

The revolving credit facility bore interest at LIBOR plus 2.25% per annum. As per the amended loan agreements and the addenda to the loan agreement dated September 9, 2009 and November 13, 2009, the revolving facility bore interest of LIBOR plus 3.50% until January 1, 2011. As per an addenda to the loan agreement dated June 2, 2010, the revolving facility bears interest of LIBOR plus 4.00% until January 3, 2012. After January 3, 2012, interest is reinstated at LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements.

The revolving facility is subject to five consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan.

Marfin Term Facility and Addenda

The initial vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels' aggregate acquisition costs, excluding any amounts associated with the earn-out provision. The amount outstanding as of June 30, 2010, amounted to $119,250,000.

The loan is repayable commencing three months from the last drawdown, or March 31, 2009, whichever is earlier, through twenty-eight consecutive quarterly principal installments, of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments will be equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment. On September 9, 2009, we executed addendum no. 1 to the loan agreement. In connection with the amendment, Marfin accelerated the due date of installment no. 5 to September 25, 2009 and of installment nos. 6 and 7 to January 4, 2010.

The loan bore interest at an annual rate of 3 month-LIBOR plus 1.5%, if our ratio of total assets to total liabilities was greater than 165%, which was increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, respectively the term facility bears interest at LIBOR plus 3.00% until January 1, 2011. As per addenda to the loan agreement, dated June 2, 2010, the term facility bears interest of LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest is reinstated at 3 month-LIBOR plus 1.5%, if our ratio of total assets to total liabilities is greater than 165%, or 3 month-LIBOR plus 1.75% if the ratio is equal or less than 165%.

The term facility is secured by the following: a first priority mortgage on the vessels, on a joint and several basis; a first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; a first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignments, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; and subordination agreement between Marfin and the holder of the Note. All of the aforementioned security will be on a full cross collateral basis.

The term facility includes covenants, among others, that require the borrowers and the corporate guarantor, to maintain vessel insurance for an aggregate amount greater than the vessels' aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels' insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In relation to the protection and indemnity insurance, no risk should be excluded or the deductibles as provided by the P&I Association materially altered or increased to amounts exceeding $150,000 without the prior written consent of Marfin. In addition mortgagees' interest insurance on the vessels and the insured value must be at least 110% of the aggregate of the revolving credit and term facility.

In addition, if a vessel is sold or becomes a total loss or the mortgage on the vessel is discharged on its disposal, we are required to repay such part of the facilities as is equal to the higher of the amount related to such vessel or the amount necessary to maintain the security clause margin.

Other covenants include the following:

•
not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders' loan or enter into any agreement for deferred terms, other than in any customary supplier's credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, company;

•	not to authorize any capital commitments;

•
not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Company and its subsidiaries, or the Group, as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder's loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender;

•
to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

•	no change of control in the corporate guarantor without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•
not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. As of December 31, 2008, we would not have been in compliance with the security margin clause under the Marfin loan agreement had we not later obtained certain retroactive waivers from Marfin. During the first quarter of 2009, we obtained waivers from Marfin of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers expired in July 2009, when the first of our original charterers was replaced. On September 9, 2009, November 13, 2009 and June 2, 2010, we executed addenda no. 1, no. 2 and no. 3, respectively, to the loan agreement and obtained a waiver from Marfin through January 3, 2012. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of these waivers, we are not currently in default under our Marfin loan agreement.

•
ensure that members of the Restis family and the family of our former chairman Mr. George Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

Financial covenants include the following:

•
ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on an LTM basis (the "last twelve months"). The calculation of the covenant is not applicable for the quarter ended December 31, 2008;

•
the ratio of LTM EBITDA to net interest expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008;

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, shall not be less than 5% of the financial indebtedness.

The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). We were in compliance with our loan covenants as of June 30, 2010.

BET Loan Agreement and Supplemental Agreement

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. As of June 30, 2010, the principal amount due under the BET loan was $108,843,000.

The loan is repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $43,668,000, as these installment amounts were revised after the BET Performer sale. Following BET's supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $37,563,000, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest in due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41,453,000, as required by the loan agreement.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender's approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers' present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers' assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

•
Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•
Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•
Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers' related companies as long as they are made on an arm's length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders' agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm's length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1)
the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum and for the period commencing on 1 July 2010 and at all other times thereafter, zero point seven five per cent (0.75%) per annum;

(2)	the borrowers shall pay a part of the loan in the amount of $20,000,000; and
(3)	the borrowers and the corporate guarantor have requested and the creditors consented to:
a)	the temporary reduction of the security requirement during the amendment period from 125% to 100% and following the expiration of the amendment period the security requirement is 125%; and
b)
the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010 and following the expiration of the amendment period the minimum equity ratio requirement of the principal corporate guarantee is 0.30:1.0.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of BET's issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET's issued shares that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.

Pursuant to a supplemental agreement dated August 4, 2010 with Citibank, BET has undertaken to maintain a minimum amount of no less than $7.5 million in the BET account with Citibank.

MCS DVB loan facility

The loan facility with DVB, as agent, comprised four loans and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.9 million each, the next four principal installments will be equal to an aggregate of $2.5 million each, the next four principal installments will be equal to an aggregate of $2.3 million each and the final twenty principal installments equal to an aggregate of $2.1 million each, with balloon payments equal to an aggregate of $24.3 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal installments are due until the second quarter of 2011, at which point $6.2 million will be paid. The next eight quarterly installments of principal will be equal to an aggregate of $2.1 million each, the next seven will be equal to an aggregate amount of $1.6 million each, the next quarterly installment will be equal to $1.6 million along with balloon payments equal to an aggregate of $12.2 million, and the final quarterly installment will be equal to $0.5 million and a balloon payment amount of $6.1 million. The applicable margin before the supplemental agreement was USD LIBOR plus 1.10% per annum on the senior loan and USD LIBOR plus 2.85% per annum on the junior loan. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan. The amount outstanding as of June 30, 2010, amounted to $54,640,743.

MCS HSBC loan facility

The loan facility with HSBC, as agent, comprised two loans and was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. The loans were originally repayable in thirty two quarterly installments out of which the first sixteen principal installments will be equal to an aggregate of $2.6 million each, the seventeenth through the thirty-second principal installments will be equal to an aggregate of $1.2 million each, with the balloon payments equal to an aggregate of $5.3 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan repayment period has been shortened to fourteen quarterly installments. Nine of the remaining fourteen quarterly installments of principal will be equal to an aggregate of $2.6 million each, the final five quarterly installments of principal will be equal to an aggregate of $1.2 million each, with balloon payments equal to an aggregate of $11.1 million due concurrently with the final principal installments. The applicable margin to the later of July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is breach of the compliance of the security requirement or there is an event of default under the loan agreement. The amount outstanding as of June 30, 2010, amounted to $40,500,870.

MCS UOB loan facility

The loan facility with UOB comprised three loans used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.3 million each, the next four principal installments will be equal an aggregate of $2.1 million each, the next four principal installments will be equal to an aggregate of $1.9 million each and the final twenty principal installments equal to an aggregate of $1.7 million each, with balloon payments equal to an aggregate of $14.9 million due concurrently with the thirty-second principal installments. Following MCS's supplemental agreement dated May 24, 2010, $10.0 million was converted into subordinated debt, $13.1 million was prepaid from the original loans, and the remaining loan amounts are repayable in twenty five quarterly installments, out of which one quarterly installment of principal amounting to $0.2 million, twenty two quarterly installments of principal amounting to an aggregate of $0.7 million each, one quarterly installment of principal amounting to an aggregate of $0.9 million concurrently with balloon payments amounting to an aggregate of $11.1 million, and a final quarterly installment of principal amounting to $0.2 million concurrently with a balloon payment of $5.7 million. The applicable margin prior to the voluntary prepayment was USD LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan. The amount outstanding as of June 30, 2010, amounted to $43,501,736.

Debt Repayment and Terms

The annual principal payments on the Marfin term facility, the Marfin reducing revolving credit facility, the BET loan facility, the MCS UOB loan facility, the MCS HSBC loan facility and MCS DVB loan facility required to be made after June 30, 2010, is as follows:

		Reducing
	Term	Revolving Credit	BET Loan	MCS	MCS	MCS
	Facility	Facility	Facility	DVB	HSBC	UOB	Total
July 1, 2010 – June 30, 2011	14,850	-	14,256	6,244	10,422	2,813	48,585
July 1, 2011 – June 30, 2012	12,800	6,845	14,256	4,163	10,422	2,813	51,299
July 1, 2012 – June 30, 2013	12,800	12,000	14,256	8,325	6,226	2,813	56,420
July 1, 2013 – June 30, 2014	12,800	12,000	14,256	7,357	13,431	2,813	62,657
July 1, 2014 – June 30, 2015	12,800	12,000	14,256	6,338	-	2,813	48,207
Thereafter	53,200	12,000	37,563	22,214	-	19,437	144,414
	119,250	54,845	108,843	54,641	40,501	33,502	411,582

In addition to the above annual principal payments required to be made after June 30, 2010, an amount of $13.8 million of the UOB loan facility was transferred to a subordinated loan during 2010 pursuant to the supplemental agreement with UOB dated May 24, 2010, out of which $3.8 million was prepaid on June 30, 2010. The remaining $10.0 million is classified to non-current portion and is repayable up to the final balloon payment date of the original UOB loan facility.
Capital Requirements

Our capital expenditures have thus far related solely to the purchase of our six vessels included in our business combination and the routine dry-docking of our vessels. We funded the business combination through our trust fund proceeds, our revolving credit and term facilities and the Note.

In addition, the following table summarizes our next anticipated dry-docks:

	Next Scheduled	Estimated
Vessel	Drydock	Cost
African Oryx	January 2011	$900,000
African Zebra	February 2011	$1,000,000
Bremen Max	June 2011	$1,000,000
Hamburg Max	June 2012	$1,000,000
Davakis G.	May 2011	$500,000
Delos Ranger	August 2011	$500,000
BET Commander(1)	August 2011	$1,200,000
BET Fighter (1)	September 2011	$1,200,000
BET Prince(1)	June 2013	$1,200,000
BET Scouter(1)	May 2013	$1,200,000
BET Intruder(1)	March 2011	$1,000,000
African Joy	August 2011	$1,150,000
African Glory	June 2011	$900,000
Asian Grace	May 2012	$900,000
Clipper Glory	Jan. 2012	$900,000
Clipper Grace	Oct. 2010	$900,000

(1)    Vessels owned by BET.

Quantitative and Qualitative Disclosures of Market Risk

Interest rate risk

We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and on our term facility with Marfin as well as on our BET and MCS loans. These facilities bear interest at LIBOR plus a spread. For the six months ended June 30, 2010, the weighted average interest rate was 3.840% and 3.338% for revolving facility and term facility with Marfin respectively. For the six months ended June 30, 2010, the weighted average interest rate on the BET loan was 2.273%. For the period from May 21, 2010 to June 30, 2010, the weighted average interest rate for the MCS facilities with DVB, HSBC and UOB were 3.001%, 3.315% and 3.180%, respectively. A 1% increase in LIBOR would have resulted in an increase in interest expense for the six months ended June 30, 2010 of approximately $0.6 million and $0.6 million on the Marfin term loan and on the BET loan, respectively. The resulted increase in interest expense on the Marfin revolving loan for the six months ended June 30, 2010 of a 1% increase in LIBOR would be $0.3 million. A 1% increase in LIBOR would have resulted in an increase in interest expense for the period from May 21, 2010 to June 30, 2010 of approximately $0.1 million, $0.1 million and $0.1 million on the MCS facilities with DVB, HSBC and UOB, respectively.

Currency and Exchange Rates

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the Euro, but we do not expect such fluctuations to be material.

As of June 30, 2010, we had no open foreign currency exchange contracts.

Inflation

We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.

Off-balance Sheet Arrangements

As of June 30, 2010, we did not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following tables summarize our contractual obligations as of June 30, 2010, based on the contractual terms of the arrangements as modified by a waiver received from one of our lenders and a supplemental agreement entered into with another of our lenders. Based on the waiver, the table does not reflect any potential acceleration due to non-compliance with covenant terms. The waiver expires on January 3, 2012.

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt (1)	$ 411,582	$ 48,585	$ 107,719	$ 110,864	$ 144,414
Interest expense (2)	60,919	15,772	26,953	15,840	2,354
Property lease (3)	1,891	1,651	240	-	-
Total	$ 474,392	$ 66,008	$ 134,912	$ 126,704	$ 146,768

1.
In addition to the above, an amount of $10.0 million of UOB subordinated loan is outstanding as of June 30, 2010, and is repayable up to the final balloon payment date of the original UOB loan facility.

2.
The original revolving credit facility bore interest at LIBOR plus 2.25% per annum. As per the amended loan agreements dated September 9, 2009 and November 13, 2009, the revolving credit facility bore interest at LIBOR plus 3.50% until January 1, 2011. As per addenda to the loan agreement dated June 2, 2010, the revolving facility bears interest of LIBOR plus 4.00% until January 3, 2012. After January 3, 2012, interest is reinstated at LIBOR plus 2.25% per annum. The term facility bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company's ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As part of the new waiver, the spread has been increased to 3.50% until expiration of the waiver period. The BET facility bears interest at a three-month LIBOR plus a spread of 0.75%. Pursuant to the supplemental agreement, the spread increased to 2% until July 1, 2010. In addition, the interest payments include the estimated net settlement of our interest rate swaps. The DVB facility bears interest before the supplemental agreement of LIBOR plus 1.10%  per annum on the senior loan and LIBOR plus 2.85% per annum on the junior loan and following the supplemental agreement of LIBOR plus 2.10% per annum on the senior loan and LIBOR plus 4.90% per annum on the junior loan. The HSBC facility bears interest from March 12, 2010 to the later of July 21, 2011 and the date of compliance with the security requirement covenant of LIBOR plus 3.25% per annum and thereafter of LIBOR plus 2.75% per annum unless there is breach of the compliance of the security requirement or there is an event of default under the loan agreement The UOB facility bears interest prior to the voluntary prepayment of LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60% and following the voluntary prepayment of LIBOR plus 2.50% per annum in relation to the senior loan and LIBOR plus 3.50% per annum in relation to the subordinated loan.

3.
The property lease reflects (i) our lease agreement with Waterfront for the lease of our executive offices. The initial lease term is for a period of three years with an option to extend for one more year. The lease payments are Euro 42,000 per month. The monthly payment due under the property lease in U.S. dollars has been computed by using a Euro/U.S. dollar exchange rate as of June 30, 2010, which was €1.00:$1.224 and taking into account an annual inflation of 1.2% and (ii) the MCS lease agreement for the office located in Hong Kong. The rent is $88,862 per month. The agreement expires on June 15, 2011.

SEANERGY MARITIME HOLDINGS CORP.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
June 30, 2010 (unaudited) and December 31, 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Notes	June 30, 2010 (unaudited)	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	5	70,898	63,607
Restricted cash	6	10,196	-
Accounts receivable trade, net		875	495
Due from related parties	7	2,045	265
Inventories		1,429	1,126
Prepaid insurance expenses		558	623
Prepaid expenses and other current assets – related parties	4	66	58
Insurance claims	24	467	1,260
Other current assets		714	39
Total current assets		87,248	67,473
Fixed assets:
Vessels, net	8	613,776	444,820
Office equipment, net	8	39	20
Total fixed assets		613,815	444,840
Other assets
Goodwill	25	17,275	17,275
Deferred charges	9	9,343	8,684
Other non-current assets		180	180
TOTAL ASSETS		727,861	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	11	48,585	33,206
Trade accounts and other payables		3,290	990
Due to underwriters		-	19
Due to shareholders		3,000	-
Accrued expenses		3,879	1,719
Accrued interest		924	1,508
Financial instruments	22	6,288	3,556
Deferred revenue – related party	10	886	894
Deferred revenue	10	1,961	246
Total current liabilities		68,813	42,138
Long-term debt, net of current portion	11	372,997	267,360
Financial instruments, net of current portion	22	4,271	1,550
Below market acquired time charters	23	425	585
Total liabilities		446,506	311,633

Commitments and contingencies	15	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 200,000,000 authorized shares as at June 30, 2010 and December 31, 2009, respectively; 60,200,170 and 33,255,170 shares, issued and outstanding as at June 30, 2010 and December 31, 2009, respectively	12	6	3
Additional paid-in capital		266,434	213,232
Accumulated deficit		(4,694)	(4,746)
Total Seanergy shareholders’ equity		261,746	208,489
Noncontrolling interest		19,609	18,330
Total equity		281,355	226,819
TOTAL LIABILITIES AND EQUITY		727,861	538,452

The accompanying notes are an integral part of these condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and six months ended June 30, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

		Three months ended June 30,		Six months ended June 30,
	Notes	2010	2009	2010	2009
Revenues:
Vessel revenue - related party	16	10,950	22,633	24,068	49,548
Vessel revenue		12,414	-	18,138	-
Commissions – related party	3	(372)	(566)	(826)	(1,239)
Commissions		(380)	-	(559)	-
Vessel revenue, net		22,612	22,067	40,821	48,309
Expenses:
Direct voyage expenses		(530)	(292)	(535)	(438)
Vessel operating expenses	17	(7,476)	(3,010)	(12,090)	(5,821)
Voyage expenses - related party	3	(211)	(283)	(449)	(619)
Management fees		(58)	-	(58)	-
Management fees - related party	3	(568)	(315)	(1,171)	(617)
General and administration expenses	18	(1,886)	(1,617)	(2,622)	(2,807)
General and administration expenses - related party	19	(166)	(150)	(348)	(355)
Amortization of deferred dry-docking costs	9	(769)	(9)	(1,467)	(9)
Depreciation	8	(6,950)	(7,758)	(12,917)	(15,430)
Operating income		3,998	8,633	9,164	22,213
Other income (expense), net:
Interest and finance costs	20	(3,156)	(1,354)	(5,412)	(2,819)
Interest and finance costs – shareholders		-	(172)	-	(312)
Interest income	21	147	116	281	256
Loss on financial instruments	22	(1,468)	-	(2,761)	-
Foreign currency exchange (loss)/gain, net		(58)	(56)	90	(55)
		(4,535)	(1,466)	(7,802)	(2,930)
Net (loss)/income before taxes		(537)	7,167	1,362	19,283
Income taxes		(31)	-	(31)	-
Net (loss)/income		(568)	7,167	1,331	19,283
Less: Net loss/(income) attributable to the noncontrolling interest		510	-	(1,279)	-
Net (loss)/income attributable to Seanergy Maritime Holdings Corp. Shareholders		(58)	7,167	52	19,283
Net (loss)/income per common share
Basic	14	0.00	0.32	0.00	0.86
Diluted	14	0.00	0.30	0.00	0.80
Weighted average common shares outstanding
Basic	14	71,084,524	22,361,227	60,276,226	22,361,227
Diluted	14	71,084,524	24,621,227	60,276,226	24,621,227

The accompanying notes are an integral part of these condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the six months ended June 30, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders’ equity	Noncontrolling interest	Total equity

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Net income for the six months ended June 30, 2009	-	-	-	19,283	19,283	-	19,283
Balance, June 30, 2009	22,361,227	2	166,361	(15,515)	150,848	-	150,848

	Common stock
	# of Shares	Par Value	Additional paid-in capital	(Accumulated deficit)	Total Seanergy shareholders’ equity	Noncontrolling interest	Total equity

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,523	-	28,526	-	28,526
Consolidation with subsidiary acquired	-	-	24,679	-	24,679	-	24,679
Net income for the six months ended June 30, 2010	-	-	-	52	52	1,279	1,331
Balance, June 30, 2010	60,200,170	6	266,434	(4,694)	261,746	19,609	281,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2010 and 2009
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	1,331	19,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,917	15,430
Amortization of deferred finance charges	254	388
Amortization of deferred dry-docking costs	1,467	9
Payments for dry-docking	(920)	(2,245)
Change in fair value of financial instruments	1,968	-
Amortization of acquired time charters	(160)	-
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	(1,779)	795
Inventories	(40)	176
Accounts receivable trade, net	(370)	(27)
Insurance claims	793	-
Other current assets	(103)	-
Prepaid insurance expenses	248	389
Prepaid expenses and other current assets – related parties	(8)	(20)
Trade accounts and other payables	167	(209)
Due to underwriters	(19)	(286)
Accrued expenses	915	1,323
Accrued charges on convertible note due to shareholders	-	411
Premium amortization on convertible note due to shareholders	-	(181)
Accrued interest	(1,087)	(54)
Deferred revenue – related party	(8)	(682)
Deferred revenue	823	-
Net cash provided by operating activities	16,389	34,500
Cash flows from investing activities:
Additions to vessels	-	(6)
Additions to office furniture and equipment	(31)	(15)
Acquisition of subsidiary, including cash acquired	17,913	-
Net cash provided by / (used in) investing activities	17,882	(21)
Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	(2,054)	-
Net proceeds from issuance of common stock	28,526	-
Repayment of long term debt	(45,907)	(15,000)
Deferred finance charges	(801)	-
Increase in restricted cash	(6,744)	-
Net cash (used in) financing activities	(26,980)	(15,000)
Net increase in cash and cash equivalents	7,291	19,479
Cash and cash equivalents at beginning of period	63,607	27,543
Cash and cash equivalents at end of period	70,898	47,022
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	4,719	2,501
Non cash investing activities due to shareholders	3,000	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy"). Seanergy was formed under the laws of the Republic of the Marshall Islands on January 4, 2008. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

On May 20, 2010, a voting agreement between certain of the Company's shareholders expired, and from that date, the majority shareholders, the Restis family, also became controlling shareholders. On May 28, 2010, the Company acquired 51% of Maritime Capital Shipping Limited ("MCS"), a company wholly owned by the Restis family, for $33.0 million.  The acquisition was treated as a transaction between entities under common control and as such the Company consolidated MCS from the first day that both entities were under common control, May 20, 2010, using MCS' historical balances. Inclusion of MCS in the Company's consolidated financial statements resulted to a debit of $2.05 million in the Company's additional paid-in capital and a credit of $29.73 million in noncontrolling interest. The opening balances of MCS on May 20, 2010 were as follows:

Cash	48,860
Restricted cash	3,453
Inventories	263
Other current assets	762
Vessels	181,861
Other non-current assets	192
Other liabilities	(4,304)
Debt	(166,923)
Financial instruments	(3,485)
Net assets	60,679

51% of net assets acquired	30,946
Consideration paid	(33,000)
Deemed distribution to shareholder	(2,054)

On September 15, 2010 the Company acquired the remaining 49% of MCS for consideration of $29.0 million which will be paid by the Company to the MCS Seller in the form of cash amounting to $3.0 million and 24,761,905 shares of the Company totaling $26.0 million at an agreed price of $1.05 per share. The transaction has been retrospectively recorded as of May 20, 2010 and resulted in the following:

Acquisition of remaining 49% of net assets of MCS	29,733
Due to non controlling shareholder	(3,000)
Issuance of common shares at fair value (additional paid-in capital)	(26,743)
Deemed distribution to shareholder	(10)

In addition, net income of $1.5 million was reclassified from non-controlling interest to net income attributable to shareholders of Seanergy for the three and six months ended June 30, 2010. For purposes of the earnings per share calculation in Note 14, the 24,761,905 shares were considered to be issued and outstanding as of May 20, 2010.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 24, 2010.

The condensed consolidated balance sheet as of December 31, 2009 has been derived from the audited consolidated financial statements at that date, but does not include all of the disclosures required by U.S. GAAP.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three and six months ended June 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

1.             Basis of Presentation and General Information (continued):

Seanergy’s subsidiaries included in these condensed consolidated financial statements as of June 30, 2010 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery
Seanergy Management Corp.(1)	Marshall Islands	May 9, 2008	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
Motion Shipholding Corp.(1)	Marshall Islands	September 8, 2009	N/A	N/A
Bulk Energy Transport (Holdings) Limited (2)	Marshall Islands	December 18, 2006	N/A	N/A
Quex Shipping Inc.(3)	British Virgin Islands	January 3, 2007	BET Commander	August 13, 2009
Rossington Marine Corp.(3)	British Virgin Islands	January 3, 2007	BET Intruder	August 13, 2009
Rayford Navigation Corp.(3)	British Virgin Islands	January 3, 2007	BET Prince	August 13, 2009
Pulford Ocean Inc.(3)	British Virgin Islands	January 3, 2007	BET Scouter	August 13, 2009
Lewisham Maritime Inc.(3)	British Virgin Islands	January 3, 2007	BET Fighter	August 13, 2009
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	N/A
Maritime Fiesta Shipping Limited (4)	Liberia	August 14, 2007	Fiesta	May 21, 2010
Maritime Fantasy Shipping Limited (4)	Liberia	August 14, 2007	Pacific Fantasy	May 21, 2010
Maritime Fighter Shipping Limited (4)	Liberia	August 14, 2007	Pacific Fighter	May 21, 2010
Maritime Freeway Shipping Limited (4)	Liberia	August 14, 2007	Clipper Freeway	May 21, 2010
African Joy Shipping Limited (4)	British Virgin Islands	October 24, 2007	African Joy	May 21, 2010
African Glory Shipping Limited (4)	British Virgin Islands	February 19, 2008	African Glory	May 21, 2010
Asian Grace Shipping Limited (4)	British Virgin Islands	January 18, 2008	Asian Grace	May 21, 2010
Maritime Glory Shipping Limited (4)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010
Maritime Grace Shipping Limited (4)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010

(1): Subsidiaries wholly owned
(2): Subsidiary 50% owned and controlled by the Company
(3): Vessel owning subsidiaries owned by BET
(4): Vessel owning subsidiaries owned by MCS

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2009 (the "Consolidated Financial Statements for the year ended December 31, 2009"). There have been no material changes to these policies in the six months ended June 30, 2010, other than noted below.

(a)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Up to June 30, 2009, management estimated the useful lives of its vessels at 25 years from the date of their delivery from the shipyard. In July 2009, a time charter contract was successfully executed for one of the vessels that expires on the vessel’s 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, the Company believes that it will complete the next dry-docking and be able to charter the vessel up to the vessel’s 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, the Company changed the estimated useful life of its fleet to 30 years.

(b)	Presentation Changes

Certain minor reclassifications have been made to the presentation of the 2009 condensed consolidated financial statements to conform to those of 2010.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

2.             Significant Accounting Policies (continued):

(c)	Recent accounting pronouncements:

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective January 1, 2010 and its adoption did not have any significant impact on Seanergy’s consolidated financial statements.

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. This new guidance was effective January 1, 2010 and its adoption did not have any significant impact on our consolidated financial statements. Seanergy will continue to consider the impacts of this new guidance on an on-going basis.

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance was effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on the condensed consolidated financial statements.

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective in the first quarter of fiscal 2011. The adoption of the new standard did not have any significant impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.	Transactions with Related Parties:

On May 20, 2008, companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. More particularly the Restis affiliate shareholders purchased the beneficial interests in all of the securities of Seanergy Maritime Corp. owned by Messrs. Panagiotis and Simon Zafet, the former chief executive officer and chief operating officer of Seanergy Maritime Corp., respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Restis affiliate shareholders, was $25,000.

On the same date, the Company also entered into the following agreements with companies wholly-owned by members of the Restis family:

●
The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876 including direct transaction costs plus contingent consideration.

●
A management agreement with Enterprises Shipping and Trading S.A. (“EST”), a company wholly owned by a member of the Restis family, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

●
A brokerage agreement with Safbulk (Pty) Ltd. (“Safbulk Pty”), a company wholly owned by certain members of the Restis family, for the provision of chartering services for an initial period of two years from the date of signing.

On May 26, 2008, time charter agreements for 11-13 month periods were concluded for the vessels with South African Maritime Corporation S.A. (“SAMC”), a company also owned by certain members of the Restis family (Notes 10 and 16).

On November 17, 2008, a lease agreement was entered into between Waterfront S.A, a company wholly owned by a member of the Restis family, for the lease of the executive offices.

On August 26, 2008, Seanergy obtained shareholders’ approval for the business combination, including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock.

On various dates from June 5, 2008 to August 21, 2009, companies affiliated with members of the Restis family purchased 13,867,418 shares of common stock from shareholders of Seanergy Maritime Holdings (the successor of Seanergy Maritime Corp.).

Concurrently with the closing of the BET acquisition, BET entered into a technical management agreement with EST and a commercial brokerage agreement with Safbulk Maritime S.A. (“Safbulk Maritime” and together with “Safbulk Pty” referred to as “Safbulk”) at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of our current fleet.

On August 19, 2009, the Company amended and certain companies affiliated with the Restis family simultaneously converted the convertible promissory note in the principal amount of $28,250 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its business combination in August 2008.

(a)   Management Agreement:

On May 20, 2008, a management agreement was concluded between the wholly owned subsidiary of the Company, Seanergy Management Corp. (“Seanergy Management”), and EST, an affiliate, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing. The agreement is automatically extended for successive one year periods, unless three months written notice of termination by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation for the six months ended June 30, 2010, was agreed at EUR 436 (four hundred and thirty-six Euros). As noted above, EST also manages the BET acquired vessels under similar terms

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.             Transactions with Related Parties (continued):

as the ones for the initial Seanergy vessels. The related expense for the three and six months ended June 30, 2010 amounted to $568 and $1,171, respectively, and is included under management fees — related party in the accompanying condensed consolidated statements of income.

On September 2, 2008, a service agreement was signed between the Company and EST, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for one 3 month period ending March 2, 2009. As such, there is no related expense for the three and six months ended June 30, 2010.

Any services provided by EST to the Company for consultancy, financing, accounting, IT, legal or other expenses are invoiced as they incur.

(b)   Charter Agreements:

On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC. The charter agreements provide for an address commission of 2.5% in favour of SAMC. The address commission amounted to $372 and $826 for the three and six months ended June 30, 2010, respectively, and is recorded under commissions — related party in the accompanying condensed consolidated statements of income.

Pursuant to addenda dated July 24, 2009, to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addenda, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15.5 for each of the Bremen Max and the Hamburg Max, which combined will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty. as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying Seanergy.

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is lower than the period rate it is paying BET.

(c)   Brokerage Agreement:

Under the terms of the brokerage agreements entered into by Safbulk Pty, as commercial broker, with Seanergy Management, for Seanergy’s initial fleet of six vessels, and Safbulk Maritime (together with Safbulk Pty, “Safbulk”) and BET for the BET fleet, Safbulk provides commercial brokerage services to the Company’s subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in May 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period. Both brokerage agreements have been automatically renewed for another year.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

3.             Transactions with Related Parties (continued):

The fees charged by Safbulk amounted to $211 and $449 for the three and six months ended June 30, 2010, respectively, and are separately reflected as voyage expenses — related party in the accompanying condensed consolidated statements of income. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker.

(d)   Sublease Agreement:

On November 17, 2008, a lease agreement was entered into between Waterfront S.A, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The monthly lease payment is EUR 42,000. The rent charged by Waterfront S.A. for the three and six months ended June 30, 2010 amounted to $166 and $348, respectively, and is included under general and administration expenses — related party in the accompanying condensed consolidated statements of income (Notes 15 and 19).

(e)	V&P Law Firm (Vgenopoulos & Partners):

Mr. Ioannis Tsigkounakis, who was a member of the Board of Directors until November 18, 2009, when he resigned from Director and Officer of Seanergy, is a partner of V&P Law Firm, which the Company has retained in connection with certain matters relating to vessel acquisitions and the drafting of a definitive agreement. The related expense for the three and six months ended June 30, 2010 amounted to $5.7 and $31.4, respectively.

(f)	BET Shareholders Agreement:

In connection with the closing of our purchase of an interest in BET, on August 12, 2009, the Company entered into a shareholders’ agreement with Mineral Transport Holdings Inc., an affiliate of members of the Restis family, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.

(g)	MCS Shareholders Agreement:

In connection with the closing of our purchase of an interest in MCS, on May 28, 2010, the Company entered into a shareholders’ agreement with Maritime Capital Shipping (Holdings) Limited, an affiliate of members of the Restis family, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of MCS’s business and operations and the ownership and transfer of the stock owned by the two shareholders.

4.	Prepaid Expenses and Other Current Assets – Related Parties:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2010	December 31, 2009
Prepaid commission on hire (SAMC) – (see Note 3(b-c))	66	58
	66	58

5.	Cash and Cash Equivalents:

Cash and cash equivalents in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2010	December 31, 2009
Cash at bank	38,097	2,638
Term deposits	32,792	60,964
Cash in hand	9	5
	70,898	63,607

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

6.	Restricted Cash:

Restricted cash of $10,196 comprises of bank deposits that are required under the BET and MCS borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

7.	Due from Related Parties:

As of June 30, 2010, due from related parties represents an advance of $2,045 given to EST for working capital purposes of the vessels’ operating activities in accordance with terms of the management agreement dated May 20, 2008 (see Note 3(a)), according to which EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels.

As of December 31, 2009, due from related parties represents:

i.
an advance of $12 given to EST for working capital purposes of the vessels’ operating activities in accordance with terms of the management agreement dated May 20, 2008 (see Note 3(a)), according to which EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels and

ii.	a receivable from SAMC of $253.

8.	Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Office Furniture and Fittings	Total Value
Cost:
Balance, December 31, 2009	481,551	30	481,581
- Additions	-	31	31
- Additions relating to MCS	181,861	-	181,861
Balance, June 30, 2010	663,412	61	663,473
Accumulated depreciation:
Balance, December 31, 2009	(36,731)	(10)	(36,741)
- Depreciation charge for the period	(12,905)	(12)	(12,917)
Balance, June 30, 2010	(49,636)	(22)	(49,658)

Net book value December 31, 2009	444,820	20	444,840

Net book value June 30, 2010	613,776	39	613,815

The Company evaluates the carrying amounts of vessels and related deferred dry-dock and special survey costs to periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

No indication of impairment existed as of June 30, 2010.

The Company performed the annual impairment test as of December 31, 2009.  No indication of impairment existed as of that date.

The vessels, having a total carrying value of $613,776 at June 30, 2010, have been provided as collateral to secure the loans of each respective vessel discussed under Note 11.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

9.	Deferred Charges:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Dry-Docking (i)	Financing Costs (ii)	Total
December 31, 2009	6,074	2,610	8,684
Additions	2,079	-	2,079
Additions relating to MCS	-	1,039	1,039
Deferred issuance fees reclassed to equity	-	(698)	(698)
Amortization	(1,467)	(294)	(1,761)
June 30, 2010	6,686	2,657	9,343

During the six months ended June 30, 2010, the Company incurred dry-docking and special survey costs of $2,079, while amortization for the same period amounted to $1,467 and is separately reflected in the accompanying condensed consolidated statements of income.

Deferred finance charges are analyzed as follows:

	June 30, 2010	December 31, 2009
Deferred issuance fees	-	698
Long term debt issuance costs, net of amortization (Note 11)	2,657	1,912
	2,657	2,610

The amortization of the debt issuance costs is included in interest and finance costs in the accompanying condensed consolidated statements of income and amounted to $156 and $294 for the three and six months ended June 30, 2010, respectively.

Deferred issuance fees relates to costs for the Company’s registration statement for:

(i)	the public offering of 20,833,333 shares;

(ii)	the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family;

(iii)	the underwriters’ exercise of the over-allotment option to purchase 1,945,000 shares,

which were successfully completed on February 3, 2010, February 3, 2010, and March 19, 2010, respectively, resulting in total net proceeds of $28,526.

10.	Deferred Revenue and Deferred Revenue – Related Party

Deferred revenue in the accompanying condensed consolidated balance sheet as at June 30, 2010 and December 31, 2009 was $1,961 and $246, respectively. The amounts represent cash received from charterers prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

Deferred revenue — related party in the accompanying condensed consolidated balance sheet as at June 30, 2010 and December 31, 2009 was $886 and $894, respectively. The amounts represent cash received from SAMC prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		June 30, 2010	December 31, 2009
(a)	Reducing revolving credit facility	54,845	54,845
(b)	Term facility	119,250	129,750
(c)	BET loan facility	108,843	115,971
(d)	MCS DVB loan facility	54,641	-
(e)	MCS HSBC loan facility	40,501	-
(f)	MCS UOB loan facility	43,502	-
	Total	421,582	300,566
	Less - current portion	(48,585)	(33,206)
	Long-term portion	372,997	267,360

(a) & (b) A long term debt (the “Facility”) of up to $255,000 has been provided by Marfin Egnatia Bank S.A. (“Marfin” or “lender”) being available in two Facilities as described below. The Facility is guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred finance charges in the accompanying condensed consolidated balance sheet (see Note 9).

 (a)  Reducing Revolving Credit Facility

As of June 30, 2010, the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $72,000 and an amount in dollars, which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the August 2008 business combination and working capital purposes.

The original reducing revolving credit facility bears interest at USD LIBOR plus 2.25% per annum. As per the amended loan agreements dated September 9, 2009, November 13, 2009 and June 2, 2010, the revolving credit facility bears interest at USD LIBOR plus 4.00% until January 3, 2012. After January 3, 2012, interest is reinstated at USD LIBOR plus 2.25% per annum.

Interest expense for the three and six months ended June 30, 2010, amounted to $553 and $1,059, respectively, and is recorded in interest and finance costs in the accompanying condensed consolidated statement of income (see Note 20).

The weighted average interest rate on the revolving credit facility, including the spread, for the six months ended June 30, 2010 and 2009, was approximately 3.840% and 2.765%, respectively.

 (b)  Term Facility

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Borrowers	Vessel name	June 30, 2010	December 31, 2009
Amazons Management Inc.	Davakis G.	26,633	28,978
Lagoon Shipholding Ltd.	Delos Ranger	26,633	28,977
Cynthera Navigation Ltd	African Oryx	13,370	14,548
Martinique International Corp.	Bremen Max	20,814	22,647
Harbour Business International Corp.	Hamburg Max	21,682	23,591
Waldeck Maritime Co.	African Zebra	10,118	11,009
Total		119,250	129,750
Less - current portion		(14,850)	(18,950)
Long-term portion		104,400	110,800

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

The vessel acquisitions were financed by Marfin by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision. On January 4, 2010, the Company repaid the sixth and the seventh principal installments equal to a total of $10,500 on the term facility.

The loan is repayable through twenty eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500 each, the next four principal installments will be equal to $5,250 each and the final twenty principal installments will be equal to $3,200 each, with a balloon payment equal to $50,000 due concurrently with the twenty eighth principal installment.

The loan bears interest at an annual rate of 3-month USD LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009, November 13, 2009 and June 2, 2010, the term facility bears interest at USD LIBOR plus 3.50% until January 3, 2012. After January 3, 2012, interest is reinstated at 3-month USD LIBOR plus 1.5% if the Company’s ratio of total assets to total liabilities is greater than 165%, or 3-month USD LIBOR plus 1.75% if the ratio is equal or less than 165%.

The weighted average interest rate on the term facility, including the spread, for the six months ended June 30, 2010 and 2009, was approximately 3.338% and 2.186%, respectively. Long-term debt is denominated in U.S. dollars.

Interest expense for the three and six months ended June 30, 2010, amounted to $1,049 and $2,004, respectively, and is included in interest and finance costs in the accompanying condensed consolidated statements of income (see Note 20).

The Facility is secured by first priority mortgages on each of the vessels, on a joint and several basis; first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignment, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares to be acquired. All of the aforementioned securities will be on a full cross collateral basis.

The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is required to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees’ interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.

Other covenants include the following:

•
not to borrow any money or permit such borrowings to continue other than by way of a subordinated shareholders’ loan or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in the ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, or company;

•	not to authorize any capital commitments;

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.                   Long-Term Debt (continued):

•
not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose of vessels or any property, assets or rights without the prior written consent of the lender;

•
to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

•	no change of control in the corporate guarantor without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•
Security margin clause: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements (see Note 3(b)) in order to comply with this covenant. The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin.

Financial covenants include the following:

•
ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or Net Debt are defined as the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on a LTM basis (the “last twelve months”);

•	the ratio of last twelve months EBITDA to Net Interest Expense shall not be less than 2:1. The ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in the favor of the lender shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in the favor of the lender shall not be less than 5% of the financial indebtedness.

The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). Seanergy was in compliance with these financial covenants as of June 30, 2010.

On September 9, 2009, the Company received a waiver from Marfin in connection with the term facility and the revolving facility.

The material terms of the covenant waiver and amendment agreement with Marfin are as follows:

(1)
the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3.00%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)
The Borrowers shall prepay the following Repayment Installments in the amounts and on the dates described below: (i) on September 25, 2009, the Borrowers shall pay the fifth (5th) Repayment Installment in the amount of $5,250; and (ii) on January 4, 2010, the Borrowers paid the sixth (6th) and seventh (7th) Repayment Installments, in the total amount of $10,500. The next eighth (8th) Repayment Installment will be

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

repaid in September 2010 when such Repayment Installment is due and payable;

(3)
On December 31, 2009 and on each date falling at semi-annual intervals thereafter throughout any Waiver Period, if the Borrowers have a surplus of funds over the Borrowers’ requirements for operation and maintenance of the vessels during the relevant period, an amount equal to any such Surplus Earnings shall be transferred from the relevant Earnings Account to the Seanergy Holdings Account and remain credited therein.

The waiver applied for a period up to July 1, 2010.

On November 13, 2009, the Company received an extension of its waiver from Marfin in connection with the $165,000 term facility and $54,845 revolving facility utilized, obtained for the acquisition of the vessels it acquired in its business combination on August 2008.

The material terms of the covenant waiver and amendment agreement signed with Marfin are as follows:

(1)
the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)
The Borrowers shall prepay the following Repayment Installments in the amounts described below on July 1, 2010. More particularly the Borrowers shall pay on July 1, 2010: (i) the eighth (8th) Repayment Installment in the amount of $5,250; and (ii) the ninth (9th) Repayment Installment, in the amount of $3,200.

The extension applies for the period up to January 1, 2011.

On June 2, 2010, the Company received an extension of its waiver from the Marfin Bank in connection with the $165,000 term facility and $54,845 revolving facility utilized, obtained for the acquisition of the vessels it acquired in its business combination on August 2008.

The material terms of the covenant waiver and amendment agreement signed with Marfin Bank are as follows:

(1)
the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three point fifty per cent (3.50%) per annum in respect of each Term Advance, and (ii) Four per cent (4%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2)
The Borrowers shall prepay the following Repayment Installments in the amounts described below on January 3, 2011. More particularly the Borrowers shall pay on January 3, 2011: (i) the tenth (10th) Repayment Installment in the amount of $3,200,000; and (ii) the eleventh (11th) Repayment Installment, in the amount of $3,200,000;

(3)
The Borrowers shall prepay the following Repayment Installments in the amounts described below on July 1, 2011. More particularly the Borrowers shall pay on July 1, 2011: (i) the twelfth (12th) Repayment Installment in the amount of $3,200,000; and (ii) the thirteenth (13th) Repayment Installment, in the amount of $3,200,000.

The extension applies for the period up to January 3, 2012.

(c)  BET loan facility

BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC (“Citibank”), as agent for a syndicate of banks and financial institutions. The loan is repayable in semi-annual installments of principal in the amount of $8,286 followed by a balloon payment due on maturity in the amount of $43,668, as these installment amounts were revised after the BET Performer sale. Interest is due and payable quarterly based on interest periods selected by BET. The loan carried interest at an annual rate of 3-month USD LIBOR plus 0.75%. Following BET’s supplemental

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

agreement dated September 30, 2009 and prepayment of $20 million, of which $10 million was contributed by noncontrolling shareholders, the semi-annual installments of principal and the balloon payment amount to $7,128 and $37,563, respectively. On June 30, 2010, BET repaid the sixth principal installment equal to $7,128 on the BET loan facility.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Borrowers	Vessel name	June 30, 2010	December 31, 2009
Pulford Ocean Inc.	BET Scouter	20,880	22,247
Quex Shipping Inc.	BET Commander	22,213	23,668
Rossington Marine Corp.	BET Intruder	15,549	16,567
Rayford Navigation Corp.	BET Prince	31,098	33,135
Lewisham Maritime Inc.	BET Fighter	19,103	20,354
Total		108,843	115,971
Less - current portion		(14,256)	(14,256)
Long-term portion		94,587	101,715

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guarantee of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels’ aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels’ insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees’ interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;
•	Not to merge or consolidate with any other person;
•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or revenue without the consent of the lender;

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.                  Long-Term Debt (continued):

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;
•	Not to acquire any assets other than the BET vessels;
•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;
•
Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•
Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•
Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;
•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and
•	Not to enter into any related party transactions except on an arm’s length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank in connection with the $222,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank are as follows:

(1)	applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;
(2)	the borrowers to pay part of the loan in the amount of $20,000;
(3)	the borrowers and the corporate guarantor have requested and the creditors consented to:
a.	the temporary reduction of the security requirement during the amendment period to 100%; and
b.
the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30:1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

BET was in compliance with these financial covenants as of June 30, 2010.

Following approval from its lenders, on June 30, 2010, BET pledged $7,500 in cash collateral as additional security for the market value covenant of its fleet. Commencing July 1, 2010, the applicable margin goes back to 0.75%.

Interest expense for the three and six months ended June 30, 2010 amounted to $675 and $1,324, respectively, and is recorded in interest and finance costs in the accompanying condensed consolidated statement of income (see Note 20).

The weighted average interest rate on the BET loan facility, including the spread, for the six months ended June 30, 2010, was approximately 2.273%.

(d)  MCS DVB loan facility

MCS financed part of the cost of the acquisition of its vessels with the proceeds from three loan facilities. The first loan facility, with DVB, as agent, comprised four loans and was used to finance a part of the cost of the acquisition of four vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.9 million each, the next four principal installments will be equal to an aggregate of $2.5 million each, the next four principal installments will be equal to an aggregate of $2.3 million each and the final twenty principal installments equal to an aggregate of $2.1 million each, with balloon payments equal to an aggregate of $24.3 million due concurrently with the thirty-second principal installment. Following MCS’s supplemental agreement dated May 20, 2010 and prepayment of $7.4 million, no further principal

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

installments are due until the second quarter of 2011, at which point $6.2 million will be paid. The next eight quarterly installments of principal will be equal to an aggregate of $2.1 million each, the next seven will be equal to an aggregate amount of $1.6 million each, the next quarterly installment will be equal to $1.6 million along with balloon payments equal to an aggregate of $12.2 million, and the final quarterly installment will be equal to $0.5 million and a balloon payment amount of $6.1 million. The applicable margin before the supplemental agreement was USD LIBOR plus 1.10% per annum on the senior loan and USD LIBOR plus 2.85% per annum on the junior loan. The applicable margin following the supplemental agreement is USD LIBOR plus 2.10% per annum on the senior loan and USD LIBOR plus 4.90% per annum on the junior loan.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Borrowers	Vessel name	June 30, 2010
Maritime Freeway Shipping Limited	Clipper Freeway	16,901
Maritime Fantasy Shipping Limited	Pacific Fantasy	5,489
Maritime Fighter Shipping Limited	Pacific Fighter	16,367
Maritime Fiesta Shipping Limited	Fiesta	15,884
Total		54,641
Less - current portion		(6,244)
Long-term portion		48,397

Interest expense for the period from May 21, 2010 to June 30, 2010 amounted to $193 and is recorded in interest and finance costs in the accompanying condensed consolidated statement of income (see Note 20).

The weighted average interest rate on the DVB loan facility, including the spread, for the period from May 21, 2010 to June 30, 2010, was approximately 3.001%.

 (e)  MCS HSBC loan facility

The second loan facility with HSBC, as agent, comprised two loans and was used to finance part of the cost of acquisition of two vessels. The amount of the loan for each vessel was less than or equal to 65% of the contractual purchase price for the applicable vessel. The loans were originally repayable in thirty two quarterly installments out of which the first sixteen principal installments will be equal to an aggregate of $2.6 million each, the seventeenth through the thirty-second principal installments will be equal to an aggregate of $1.2 million each, with the balloon payments equal to an aggregate of $5.3 million due concurrently with the thirty-second principal installment. Following MCS’s supplemental agreement dated May 21, 2010 and prepayment of $7.6 million, the remaining loan repayment period has been shortened to fourteen quarterly installments. Nine of the remaining fourteen quarterly installments of principal will be equal to an aggregate of $2.6 million each, the final five quarterly installments of principal will be equal to an aggregate of $1.2 million each, with balloon payments equal to an aggregate of $11.1 million due concurrently with the final principal installments. The applicable margin to July 21, 2011 and the date of compliance with the security requirement covenant is USD LIBOR plus 3.25% per annum and thereafter is USD LIBOR plus 2.75% per annum unless there is breach of the compliance of the security requirement or there is an event of default under the loan agreement.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Borrowers	Vessel name	June 30, 2010
Maritime Grace Shipping Limited	Clipper Grace	20,368
Maritime Glory Shipping Limited	Clipper Glory	20,133
Total		40,501
Less - current portion		(10,422)
Long-term portion		30,079

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

Interest expense for the period from May 21, 2010 to June 30, 2010 amounted to $156 and is recorded in interest and finance costs in the accompanying condensed consolidated statement of income (see Note 20).

The weighted average interest rate on the HSBC loan facility, including the spread, for the period from May 21, 2010 to June 30, 2010, was approximately 3.315%.

(f)  MCS UOB loan facility

The third loan facility with UOB comprised three loans used to finance part of the cost of the acquisition of three vessels. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loans are repayable in thirty two quarterly installments, out of which the first four principal installments will be equal to an aggregate of $2.3 million each, the next four principal installments will be equal an aggregate of $2.1 million each, the next four principal installments will be equal to an aggregate of $1.9 million each and the final twenty principal installments equal to an aggregate of $1.7 million each, with balloon payments equal to an aggregate of $14.9 million due concurrently with the thirty-second principal installments. Following MCS’s supplemental agreement dated May 24, 2010, $10.0 million was converted into subordinated debt, $13.1 million was prepaid from the original loans, and the remaining loan amounts are repayable in twenty five quarterly installments, out of which one quarterly installment of principal amounting to $0.2 million, twenty two quarterly installments of principal amounting to an aggregate of $0.7 million each, one quarterly installment of principal amounting to an aggregate of $0.9 million concurrently with balloon payments amounting to an aggregate of $11.1 million, and a final quarterly installment of principal amounting to $0.2 million concurrently with a balloon payment of $5.7 million. The applicable margin prior to the voluntary prepayment was USD LIBOR plus (i) 1.40% per annum if the loan-to-value ratio was equal to or greater than 70%, (ii) 1.25% if the loan-to-value ratio was equal to or greater than 60% but less than 70%, or (iii) 1.10% if the loan-to-value ratio was less than 60%. The applicable margin following the voluntary prepayment is USD LIBOR plus 2.50% per annum in relation to the senior loan and USD LIBOR plus 3.50% per annum in relation to the subordinated loan.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Borrowers	Vessel name	June 30, 2010
Asian Grace Shipping Limited	Asian Grace	10,417
African Glory Shipping Limited	African Glory	11,668
African Joy Shipping Limited	African Joy	11,417
Total		33,502
Less - current portion		(2,813)
Long-term portion		30,689

In addition to the above, an amount of $13.8 million of the UOB loan facility was transferred to a subordinated loan during 2010 pursuant to the supplemental agreement with UOB dated May 24, 2010, out of which $3.8 million was prepaid on June 30, 2010. The remaining $10.0 million is classified to non-current portion and is repayable up to the final balloon payment date of the original UOB loan facility.

Interest expense for the period from May 21, 2010 to June 30, 2010 amounted to $164 and is recorded in interest and finance costs in the accompanying condensed consolidated statement of income (see Note 20).

The weighted average interest rate on the UOB loan facility, including the spread, for the period from May 21, 2010 to June 30, 2010, was approximately 3.180%.

 The UOB, HSBC and DVB loan facilities are secured by the following: first priority mortgages on each of the MCS vessels; MCS guaranties on each of the loans; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower and undertakings by the technical managers of the MCS vessels, among others.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

11.	Long-Term Debt (continued):

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels' aggregate market value or an amount equal to 133%, 125% and 100% of the outstanding amount under each of the DVB, HSBC and UOB loans as described above. MCS was in compliance with all of its debt covenants as of June 30, 2010.

The vessels' insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees' interest insurance on the vessels in an amount of 100% to 120% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, MCS is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the relevant minimum security covenant in the loan agreements.

Repayment Schedule

The annual principal payments on the Marfin term facility, the Marfin reducing revolving credit facility, the BET loan facility, the MCS UOB loan facility, the MCS HSBC loan facility and MCS DVB loan facility required to be made after June 30, 2010, is as follows:

		Reducing
	Term	Revolving Credit	BET Loan	MCS	MCS	MCS
	Facility	Facility	Facility	DVB	HSBC	UOB	Total
July 1, 2010 – June 30, 2011	14,850	-	14,256	6,244	10,422	2,813	48,585
July 1, 2011 – June 30, 2012	12,800	6,845	14,256	4,163	10,422	2,813	51,299
July 1, 2012 – June 30, 2013	12,800	12,000	14,256	8,325	6,226	2,813	56,420
July 1, 2013 – June 30, 2014	12,800	12,000	14,256	7,357	13,431	2,813	62,657
July 1, 2014 – June 30, 2015	12,800	12,000	14,256	6,338	-	2,813	48,207
Thereafter	53,200	12,000	37,563	22,214	-	19,437	144,414
	119,250	54,845	108,843	54,641	40,501	33,502	411,582

In addition to the above annual principal payments required to be made after June 30, 2010, an amount of $13.8 million of the UOB loan facility was transferred to a subordinated loan during 2010 pursuant to the supplemental agreement with UOB dated May 24, 2010, out of which $3.8 million was prepaid on June 30, 2010. The remaining $10.0 million is classified to non-current portion and is repayable up to the final balloon payment date of the original UOB loan facility.

12.                  Capital Structure:

(a)  Common Stock

Seanergy Maritime Holdings Corp. was authorized to issue 100,000,000 shares of its common stock with a par value of $0.0001 per share. Seanergy Maritime Corp. was authorized to issue 89,000,000 shares of its common stock with a par value of $0.0001 per share.

On July 16, 2009, the shareholders approved an amendment to the amended and restated articles of incorporation to increase the authorized common stock to 200,000,000 shares, par value $0.0001 per share.

On January 28, 2010, the Company priced a public offering of 20,833,333 shares of common stock. The Company has granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of the Company’s major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.                  Capital Structure (continued):

common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The purpose of the offering is the acquisition of a new vessel(s), and resulted in net proceeds of $26,381.

On March 19, 2010, the underwriters exercised the over-allotment option to purchase an additional 1,945,000 shares of $2,145.

On July 21, 2010, the Company approved and amended its Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 200,000,000 to 500,000,000 shares.

(b) Warrants

On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing on the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 30, 2008) and expires on September 28, 2011.

On September 28, 2007, and prior to the consummation of the public offering described above, all of Seanergy Maritime Corp.’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All warrants issued in the Private Placement are identical to the warrants in the units sold in the public offering, except that:

(i)	subject to certain limited exceptions, none of the warrants are transferable or saleable until after Seanergy Maritime Corp. completes a business combination;

(ii)	the warrants are not subject to redemption if held by the initial holders thereof; and

(iii)
the warrants may be exercised on a cashless basis if held by the initial holders thereof by surrendering these warrants for that number of shares of common stock equal to the quotient obtained by dividing the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant price and fair value. The fair value is defined to mean the average reported last sales price of common stock for the 10 trading days ending on the third business day prior to the date on which notice of exercise is received. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to executive officers did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

Seanergy Maritime Corp. may call the warrants for redemption:

•	in whole and not in part,

•	at a price of $0.01 per warrant at any time,

•
upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.

There is no cash settlement for the warrants.

Subsequently, the underwriter notified Seanergy Maritime Corp. that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.                  Capital Structure (continued):

In connection with the public offering of January 28, 2010, the Company granted on February 3, 2010 1,041,667 warrants with an exercise price of $1.32 each. In addition due to the over-allotment exercise on March 19, 2010, Seanergy granted additional 97,250 warrants, with terms identical to the warrants issued on February 3, 2010. No expenses were recorded in connection with these warrants which were classified in equity.

As of June 30, 2010, Seanergy Maritime Holdings Corp. has 38,984,667 common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy’s obligations upon completion of Seanergy Maritime Corp.’s dissolution and liquidation, and 1,138,917 common stock purchase warrants issued and outstanding at an exercise price of $1.32 per share in connection with the public offering of January 28, 2010. The fair market value of the public warrants as of June 30, 2010 and December 31, 2009 was $0.03 and $0.18, per warrant, respectively.

(c) Registration Rights

(i) Initial public offering

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants.

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation of Seanergy Maritime Holdings Corporation, the Company was obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. The company filed such registration statement with the SEC (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

 (ii) 2010 Public Offering - Concurrent Sale shares to shareholders affiliated with the Restis family

With respect to the additional 4,166,667 shares of common stock purchased in February 2010 by the four of the Company’s major shareholders affiliated with the Restis family, the Company entered into a Registration Rights Agreement on March 26, 2010. Pursuant to such Registration Rights Agreement, on or prior to the 120th day following the closing date of the public offering the Company is obligated file a registration statement with the Securities and Exchange Commission registering the resale of the 4,166,667 shares.

(iii) 2010 Public Offering - Underwriters’ representatives warrants

In connection with the completion of our public offering in February 2010, we issued to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, aggregate of 1,041,667 warrants to purchase shares of our common stock. In addition due to the over-allotment exercise on March 19, 2010, the Company granted additional 97,250 warrants to the underwriters with terms identical to the warrants issued on February 3, 2010. The exercise price of all such warrants is $1.32 per share. The warrants are exercisable for a period commencing July 28, 2010 and expiring January 28, 2015. We may not call the warrants for redemption. The exercise price and number of shares underlying the warrants to be issued to the underwriters’ representatives may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

12.                  Capital Structure (continued):

voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of common stock underlying the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed to file a post-effective amendment to the registration statement relating to the public offering we completed in February 2010 no later than six months after the date of issuance of the representatives’ warrants to Maxim Group LLC and Rodman & Renshaw, LLC (the “Six Month Date”) and to maintain the effectiveness of such registration statement for a period of one year from the date such post-effective amendment is declared effective by the SEC or the Six Month Date, whichever is later, subject to certain black out periods. In addition, we have granted Maxim Group LLC and Rodman & Renshaw, LLC certain “piggy-back” registration rights on registration statements filed prior to the expiration date of the representatives’ warrants. We have agreed to bear the expenses incurred in connection with the filing of the post-effective amendment and any subsequent registration statement, other than underwriting discounts and/or commissions and the legal fees of counsel to Maxim Group LLC and/or Rodman & Renshaw, LLC.

(d) Preferred Stock

Seanergy Maritime Corp. is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

13.	Dividends:

Pursuant to Seanergy’s second amended and restated articles of incorporation, dividends are required to be made to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust less any taxes payable and exclusive of (i) up to $420 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to $742 of interest income on the proceeds in the Trust account that Seanergy was permitted to draw down in the event the over-allotment option was exercised in full on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or liquidation, of which the date of the business combination was August 28, 2008.

Seanergy Maritime Corp.’s founding shareholders and the Restis affiliate shareholders have agreed for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy Maritime Corp.’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. Certain of Seanergy’s shareholders have agreed to subordinate their right to receive dividends with respect to 5,500,000 shares of the Company’s common stock owned by them for a period of one year commencing on the second full quarter following the initial closing of the vessel acquisition to the extent that the Company has insufficient funds to make such dividend payments.

Subsequent to the business combination the declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors and is dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 11), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

14.	Earnings per Share:

The calculation of net income per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the three and six months ended June 30, 2010 and 2009 is based on the average closing price of the Company’s common stock.

	3-Months Ended June 30,		6-Months Ended June 30,
	2010	2009	2010	2009
Basic:
Net (loss)/income attributable to Seanergy Maritime Holdings Corp.	$(58)	$7,167	$52	$19,283

Weighted average common shares outstanding - basic	71,084,524	22,361,227	60,276,226	22,361,227
Net (loss)/income per common share - basic	$0.00	$0.32	$0.00	$0.86

Diluted:
Net (loss)/income attributable to Seanergy Maritime Holdings Corp.	$(58)	$7,167	$52	$19,283
Interest expense on convertible promissory note due to shareholders	$-	$172	$-	$312
Diluted net (loss)/income	$(58)	$7,339	$52	$19,595

Weighted average common shares outstanding - basic	71,084,524	22,361,227	60,276,226	22,361,227
Convertible note – to related party	-	2,260,000	-	2,260,000
Weighted average common shares outstanding - diluted	71,084,524	24,621,227	60,276,226	24,621,227

Net (loss)/income per common share - diluted	$0.00	$0.30	$0.00	$0.80

The convertible note to shareholders has been included in the diluted Earnings per Share calculations using the “as if” method up to the date of the settlement and the initial conversion ratio.

As of June 30, 2010 and 2009 all outstanding warrants to acquire 40,123,584 and 38,984,667 shares of common stock, respectively, were anti-dilutive. The underwriters’ purchase options (common shares of 1,000,000 and warrants of 1,000,000) were anti-dilutive.

Thus, as of June 30, 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	17,155,584
Public warrants	22,968,000
Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Total	42,123,584

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

15.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. A minimum of up to $1,000,000 of liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Rental expense for the three and six months ended June 30, 2010 was $166 and $348, respectively (see Note 3(d)).  Fixed future minimum rent commitments as of June 30, 2010, based on a Euro/U.S. dollar exchange rate of €1.00:$1.224 and taking into account an annual inflation of 1.2%, were as follows:

Rental commitments
July 1, 2010 – June 30, 2011	1,651
July 1, 2011 – November 16, 2011	240
Total	1,891

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming earliest redelivery, 30 days off hire due to any scheduled dry-docking and a 98.6% unscheduled off hire rate (operating days divided by available days), net of commissions, will be:

Future minimum contractual charter revenue
July 1, 2010 – June 30, 2011	78,606
July 1, 2011 – June 30, 2012	31,423
July 1, 2012 – June 30, 2013	11,615
July 1, 2013 – September 4, 2013	863
Total	122,507

16.	Vessel Revenue – Related Party, net:

The Company's vessels were employed under time charters with SAMC.  During the six months ended June 30, 2010 and 2009, revenue from related party is shown net of off-hire expenses of $135 and $397, respectively. During the three months ended June 30, 2010 and 2009, revenue from related party is shown net of off-hire expenses of $112 and $349, respectively.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

17.	Vessel Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Crew wages and related costs	3,223	1,422	5,832	2,801
Chemicals and lubricants	881	373	1,552	916
Repairs and maintenance	2,538	902	3,267	1,534
Insurance	648	218	1,198	453
Miscellaneous expenses	186	95	241	117
Total	7,476	3,010	12,090	5,821

18.	General and Administration Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Auditors’ and accountants’ fees	199	418	245	482
Professional services	714	575	845	1,157
Salaries, BOD remuneration and other compensation	591	325	945	629
D&O Insurance	35	28	67	55
Other	347	271	520	484
Total	1,886	1,617	2,622	2,807

19.	General and Administration Expenses – Related Party:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Office rental (Note 3(d))	166	150	348	345
Administrative fee (Note 3(a))	-	-	-	10
Total	166	150	348	355

20.	Interest and Finance Costs:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Interest on long-term debt	2,238	818	3,842	1,684
Interest on revolving credit facility	553	369	1,059	763
Amortization of debt issuance costs	156	150	294	307
Restructuring fees on acquired debt	75	-	75	-
Commitment fee on un-drawn revolving credit facility	-	(8)	-	14
Other	134	25	142	51
Total	3,156	1,354	5,412	2,819

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

21.	Interest Income:

Interest income of $147 and $281 for the three and six months ended June 30, 2010 respectively, represents interest earned on term deposits at an annualized interest rate ranging from 0.24% to 2.20%. Interest income of $116 and $256 for the three and six months ended June 30, 2009 respectively, represents interest earned on term deposits at an annualized interest rate ranging from 0.65% to 1.10%.

22.	Financial Instruments:

The principal financial assets of the Company consist of cash and cash equivalents, accounts receivable trade, net and due from related parties. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses, accrued interest and financial instruments.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

As of June 30, 2010, the Company operates a total fleet of 20 vessels, consisting of 10 Handysize vessels, 4 Capesize vessels, 3 Panamax vessels, 1 Handymax vessel and 2 Supramax vessels. Of these 20 vessels, the Company acquired 3 on August 28, 2008, 1 on September 11, 2008, 2 on September 25, 2008, 5 on August 12, 2009, when it completed the acquisition of a 50% controlling ownership interest in BET, and the remaining 9 on May 28, 2010, when it completed the acquisition of a 51% ownership interest in MCS.

Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15.5 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is higher than the period rate it is paying Seanergy.

On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7 per day and $7.5 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax.

Following the expiration of its charter party agreement in September 2009, the Delos Ranger was chartered in the spot market until January 14, 2010.  On January 16, 2010, pursuant to a charter party agreement dated November 20, 2009, the vessel commenced employment for a period of 11-13 months with Bunge S.A. at a daily charter rate of $20, inclusive of a brokerage commission of 1.25% payable to each of Arrow and Safbulk Pty. and a charterer commission of 3.75%.

Following the expiration of its charter party agreement in November 2009, the Davakis G is chartered for a period of 11-13 months with Sangamon Transportation Group (Louis Dreyfus) at a daily charter rate of $21, inclusive of a brokerage commission of 1.25% payable to each of SSY NY and Safbulk Pty, and a charterer commission of 3.75%.

Pursuant to charter party agreements dated July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24, $25, $25, $26 and $15.5, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively, assuming latest redelivery. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 3.75% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is higher than the period rate it is paying BET.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

22.	Financial Instruments (continued):

Pursuant to charter party agreements dated May 24, 2007, each of the Fiesta, Pacific Fighter, Pacific Fantasy and Clipper Freeway is chartered on a bareboat basis to Oldendorff Carriers at daily charter rates as per average time charter routes of the Baltic Handysize Index multiplied by 100.63% and reduced by fixed daily operating costs, as specified in the respective charter agreements, for charters expiring in November 2013, November 2013, January 2014 and February 2014, respectively, assuming latest redelivery. The charter party agreeemnts for each of Fiesta, Pacific Fighter, and Pacific Fantasy were novated from their previous owners to each of the respective MCS shipowning subsidiaries on August 16, 2007 and the charter party agreement for the Clipper Freeway was novated from her previous owner to the respective MCS shipowning subsidiary on October 3, 2007.

Pursuant to charter party agreements dated February 6, 2008 the African Glory is chartered to MUR Shipping BV at a daily charter rate of $14,500, as specified in the respective charter agreement, for a charter expiring in December 2010, assuming latest redelivery. The charter rate for this vessel is inclusive of a commission of 1.25% payable to HSBC Shipping Services Limited, London as commercial broker and 3.75% to MUR Shipping BV as charterer. The African Joy is currently under spot employment at a daily charter rate of $10,000 which commenced on August 24, 2010 and the Asian Grace is also currently under spot employment at a daily charter rate of $11,000 which commenced on August 10, 2010.

Pursuant to charter party agreements dated April 7, 2008, each of the Clipper Glory and Clipper Grace is chartered to CF Bulk Carriers Ltd. at a daily charter rate of $25, as specified in the respective charter agreements, for charters expiring in August 2012, assuming latest redelivery. All charter rates for these vessels are inclusive of a commission of 1.00% payable to Arrow Asia Shipbrokers Ltd. as commercial broker and 4.00% to CF Bulk Carriers Ltd. as charterer.

The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the Company’s vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If the Company’s charterers decide not to re-charter its vessels, the Company may not be able to re-charter them on similar terms. In the future, the Company may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or are unable to re-charter all of its vessels, the Company’s net revenue will decrease.

(b)	Interest Rate Risk:

The Company’s interest rates and long-term loan repayment terms are described in Note 11.

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at June 30, 2010 and December 31, 2009.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

22.	Financial Instruments (continued):

	June 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and cash equivalents	70,898	70,898	63,607	63,607
Restricted Cash	10,196	10,196	-	-
Accounts receivable trade, net	875	875	495	495
Due from related parties	2,045	2,045	265	265

Financial liabilities:

Long-term debt	421,582	421,582	300,566	300,566
Trade accounts and other payables	3,290	3,290	990	990
Due to underwriters	-	-	19	19
Accrued expenses	3,879	3,879	1,719	1,719
Accrued interest	924	924	1,508	1,508
Financial instruments – current liabilities	6,288	6,288	3,556	3,556
Financial instruments – net of current portion	4,271	4,271	1,550	1,550

The carrying amounts shown in the table are included in the condensed consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of June 30, 2010 and December 31, 2009 represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, net, due from related parties, trade accounts and other payables, due to underwriters, accrued expenses, and accrued interest: The carrying amounts approximate fair value because of the short maturity of these instruments. Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

c.
As of June 30, 2010 the Company had outstanding seven interest rate swap agreements respectively maturing from October 2010 through June 2013. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates.

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

22.	Financial Instruments (continued):

The Company’s interest rate swaps have the following characteristics:

(i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the Company pays a fixed rate of 4.84% and receives the six month USD LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50,000. Under the provisions of the agreement the Company pays a fixed rate of 3.13% and receives the six month USD LIBOR semiannually, (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000. Under the provisions of the agreement the Company pays a fixed rate of 2.96% on a semiannual basis and receives the three month USD LIBOR quarterly, (iv) From October 26, 2007 for a period of three years through October 24, 2010, for a total notional principal amount of $24,192. Under the provisions of the agreement the Company pays a fixed rate of 4.68% and receives the three month USD LIBOR quarterly, (v) From October 26, 2007 for a period of five years through October 24, 2012, for a total notional principal amount of $24,927. Under the provisions of the agreement the Company pays a fixed rate of 4.80% and receives the three month USD LIBOR quarterly, (vi) From January 18, 2008 for a period of three years through January 17, 2011, for a total notional principal amount of $24,927. Under the provisions of the agreement the Company pays a fixed rate of 3.2925% and receives the three month USD LIBOR quarterly, and (vii) From June 10, 2008 for a period of five years through June 10, 2013, for a total notional principal amount of $25,775. Under the provisions of the agreement the Company pays a fixed rate of 3.96% and receives the three month USD LIBOR quarterly.

(c)	Fair Value Hierarchy

The Company adopted FASB guidance on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement) The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:  Unobservable inputs that are not corroborated by market data.

The Company’s financial and nonfinancial items measured at fair value on a recurring basis at June 30, 2010 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(6,288)	-	(6,288)
Interest Rate Swap – Net of current portion	-	(4,271)	-	(4,271)
	-	(10,559)	-	(10,559)

The Company’s financial and nonfinancial items measured at fair value on a recurring basis at December 31, 2009 were:

	Level 1	Level 2	Level 3	Total
Interest Rate Swap – Current liabilities	-	(3,556)	-	(3,556)
Interest Rate Swap – Net of current portion	-	(1,550)	-	(1,550)
	-	(5,106)	-	(5,106)

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

22.	Financial Instruments (continued):

The effect of financial instruments on the condensed consolidated statement of income for the three and six months ended June 30:

Derivatives not designated as hedging instruments	Location of loss recognized	Three Months Ended June 30,		Six Months Ended June 30,
		2010	2009	2010	2009
Interest rate swaps	Loss on interest rate swaps	(1,468)	-	(2,761)	-

23.	Fair value of below market acquired time charters

In connection with the acquisition of BET, the Company acquired time charter contracts, which extend through 2011. These contracts include fixed daily rates that are below market daily rates available as of the acquisition date. After determining the aggregate fair values of these time charter contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities under “Fair value of below market acquired time charter”. These will be amortized into revenues using the straight-line method over the respective contract periods (2 years for the respective contracts). The amount amortized for the six months ended June 30, 2010 amounted to $160.

				Amount to be Amortized as of June 30,
	Amount Acquired	Accumulated amortization as of December 31, 2009	Amortization for the six months ended June 30, 2010	2011	2012
Fair value of below market acquired time charters	710	125	160	310	115

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

24.	Insurance claims

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2010	December 31, 2009
Hull and machinery	466	1,166
Crew medical	1	78
Other	-	16
Total	467	1,260

25.	Goodwill

On August 28, 2008, the Company completed a business combination. This acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired were recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The consideration paid for the business combination, excluding a contingent consideration, was recorded at fair value at the date of acquisition and amounted to $404,876 and consisted of cash paid of $367,031, the fair value of a convertible promissory note from a related party of $29,043 and direct transaction costs of $8,802. The fair value of the assets (vessels) acquired amounted to $360,081, thereby resulting in a premium (i.e. non-tax deductible goodwill) of $44,795.

As of December 31, 2008, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment charge of $44,795 thereby, fully writing off its goodwill, from the initial acquisition of the six vessels.

The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and on September 30, 2009, the Company recorded additional consideration of $17,275, equal to the fair value of the 4,308,075 shares, with an increase in goodwill and equity.

The Company tested its goodwill for potential impairment, and concluded that no indication of impairment existed as of December 31, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 7.6%.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	For the six months ended June 30, 2010	For the year ended December 31, 2009
Beginning balance
Goodwill	62,070	44,795
Accumulated impairment losses	(44,795)	(44,795)
	17,275	-
Goodwill acquired during the period	-	17,275
Impairment losses	-	-
Ending balance
Goodwill	62,070	62,070
Accumulated impairment losses	(44,795)	(44,795)
	17,275	17,275

SEANERGY MARITIME HOLDINGS CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

26.	Subsequent Events

We have evaluated subsequent events that occurred after the balance sheet date but before the issuance of these condensed consolidated financial statements and performed, where it was necessary, the appropriate disclosures for those events.

a)
On July 22, 2010, the Company announced the results of the annual meeting of its shareholders held on July 21, 2010. The following proposals were approved and adopted: 1) the election of Messrs. Elias Culucundis, Dimitrios Panagiotopoulos, Dimitrios Anagnostopoulos and George Taniskidis, as Class A Directors to serve until the 2013 Annual Meeting of Shareholders, 2) the amendment of the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 200,000,000 to 500,000,000 shares and 3) the appointment of PricewaterhouseCoopers S.A. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2010. Additionally, the Board of Directors, following the resignation of Mr. George Koutsolioutsos from his position as Director and Chairman of the Board, appointed Mr. Dale Ploughman, CEO and Director, to serve as the Company’s Chairman. Seanergy's Board now consists of nine members.

b)
On August 25, 2010, the Company entered into a time charter contract with Mansol Ltd, a first class charterer, for its panamax dry bulk carrier, the M/V Hamburg Max, for a period of minimum twenty two (22) to maximum twenty five (25) months at gross floor charter rate of $21,500 per day and ceiling of $25,500 per day and a 50% profit share to be distributed to the owners calculated on Baltic Panamax 4TC route. The charter commenced on August 31, 2010.

c)
On August 27, 2010, the Company entered into a letter of intent with Mineral Transport Holdings Inc. (the "BET Seller") for the acquisition of the remaining 50% ownership percentage of Bulk Energy Transport (Holdings) Limited ("BET") for a purchase price of $33,000,000, which will be paid by the Company to the BET Seller in the form of cash in the amount of $7,000,000 and shares of the Company's common stock totaling to $26,000,000 at an agreed price of $1.05 per share. On September 7, 2010, the Company entered into a share purchase agreement for the acquisition of the remaining 50% ownership percentage of BET. The acquisition is expected to be completed by November 1, 2010, and remains subject to lenders' approval.